                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

             Information Statement pursuant to Rule 13d-1 and 13d-2

                               (AMENDMENT NO. 1 )*



                                Quiksilver, Inc.
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                                (NAME OF ISSUER)



                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                    74838C106
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (CONTINUED ON FOLLOWING PAGE(S))





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CUSIP NO.                                                 Page 2 of 6 Pages
        74838C106
------------------                                       --------------------


1         NAME OF REPORTING PERSON                          06-1051282
          S.S. OR I.R.S. IDENTIFICATION NO.
           HL Investment Advisors, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                (A) [    ]
                (B) [    ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
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4         CITIZENSHIP OR PLACE OF ORGANIZATION

                           Connecticut
--------------------------------------------------------------------------------
                            5   SOLE VOTING POWER
NUMBER OF                  -----------------------------------------------------
SHARES
BENEFICIALLY                6   SHARED VOTING POWER
OWNED AS OF                        677,600
DECEMBER 31,               -----------------------------------------------------
1996 BY EACH                7   SOLE DISPOSITIVE POWER
REPORTING                  -----------------------------------------------------
PERSON WITH                 8   SHARED DISPOSITIVE POWER
                                   677,600
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
                               677,600


          (Not to be construed as an admission of beneficial
          ownership)
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       /----/
                                         /----/
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                               9.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
                              IA
--------------------------------------------------------------------------------


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CUSIP NO.                                                  Page 3 of 6 Pages
        74838C106
-------------------                                       --------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.

              Hartford Capital Appreciation Fund, Inc.
                                           22-2481744
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                (A) [    ]
                (B) [    ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
              Maryland
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                            5   SOLE VOTING POWER
NUMBER OF                   ----------------------------------------------------
SHARES
BENEFICIALLY                6    SHARED VOTING POWER
OWNED AS OF                        677,600
DECEMBER 31,                ----------------------------------------------------
1996 BY EACH                7    SOLE DISPOSITIVE POWER
REPORTING                   ----------------------------------------------------
PERSON WITH                 8    SHARED DISPOSITIVE POWER
                                   677,600
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
                               677,600

          (Not to be construed as an admission of beneficial
          ownership)
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       /----/
                                         /----/
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     9.7%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
                       IV
--------------------------------------------------------------------------------

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CUSIP NO.                                                  Page 4 of 6 Pages
        74838C106
---------------------                                      -------------------

Item 1(a)  Name of Issuer:
                   Quiksilver, Inc.



Item 1(b)  Address of Issuer's Principal Executive Offices:
                 1740 Monrovia Avenue
                 Costa Mesa, CA 92627


Item 2(a)  Name of Person Filing:
                 HL Investment Advisors, Inc.
                 Hartford Capital Appreciation Fund, Inc.


Item 2(b)  Address of Principal Business Office:
                 200 Hopmeadow Street
                 Simsbury, CT 06070


Item 2(c)  Citizenship:
                 HL Investment Advisors, Inc.-Connecticut
                 Hartford Capital Appreciation Fund, Inc. - Maryland

Item 2(d)  Title of Class of Securities:
                 Common Stock


Item 2 (e) CUSIP Number:
                 74838C106


Item 3.    Type of Reporting Person:
                 HL Investment Advisors, Inc., as a registered investment adviser.
                 Hartford Capital Appreciation Fund, Inc., as a registered investment management company.


Item 4.    Ownership as of December 31, 1997:

           (a)     Amount Beneficially Owned:

                   677,600 shares of common stock beneficially owned
                    including:
                                                     Number of Shares
                                                     ----------------
            HL Investment Advisors, Inc.                     677,600
            Hartford Capital Appreciation Fund, Inc.         677,600

CUSIP NO.                                                  Page 5 of 6 Pages
        74838C106
---------------------                                   ----------------------

           (b)     Percent of Class:     9.7%

           (c) For information on voting and dispositive power with respect to the above listed shares, see items 5-8 of cover pages.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6.   Ownership of More than Five Percent on behalf of Another Person: N/A


Item. 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent
          Holding Company: N/A

Item 8.   Identification and Classification of Members of the Group:
                    N/A

Item 9.   Notice of Dissolution of Group:    N/A

Item 10.  Certification:

     By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.








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CUSIP NO.                                                  Page 6 of 6 Pages
        74838C106
----------------------                                 -----------------------

           Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 1998              HL Investment Advisors, Inc.
      -------------------

                                BY:  /s/ Joseph H. Gareau
                                     -----------------------------
                                     Joseph H. Gareau
                                     President


                                     Hartford Capital Appreciation Fund, Inc.


                                BY:  /s/ Joseph H. Gareau
                                     -----------------------------
                                     Joseph H. Gareau
                                     President


*Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, between HL Investment Advisors, Inc. and Hartford Capital Appreciation Fund, Inc., this Schedule 13G is filed on behalf of each of them.

                                    EXHIBIT I



                             JOINT FILING AGREEMENT
                            ------------------------

     Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: February 12, 1998
       -----------------

                                     HL Investment Advisors, Inc.


                                BY:  /s/ Joseph H. Gareau
                                     -----------------------------
                                     Joseph H. Gareau
                                     President


                                     Hartford Capital Appreciation Fund, Inc.


                                BY:  /s/ Joseph H. Gareau
                                     -----------------------------
                                     Joseph H. Gareau
                                     President